兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Date:	September 16, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K
Filed June 12, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on June 12, 2009, which was dated August 5, 2009 and received on August 6, 2009.  Our responses to the Commission’s comments are set forth below:

1.
Your Comment: We reviewed your response to the comment in our letter dated June 29, 2009. As previously requested, please confirm that you accrued interest income on the non-interest bearing note from Zhaoheng Industrial in an amount that offset the effect of the accounting error related to capitalized interest costs and treated the accrual as a deemed dividend charged to APIC.

Our Response: The Commission’s understanding is correct and we confirm that we accrued interest income on the non-interest bearing note from Zhaoheng Industrial in an amount that offset the effect of the accounting error related to capitalized interest costs and treated the accrual as a deemed dividend charged to APIC.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Your Comment: In your response to the comment in our letter dated June 29, 2009 you stated that notes between a parent and its subsidiaries or between subsidiaries of a common parent are not within the scope of APB 21. You also state that prior to January 1, 2008 Zhaoheng Industrial was the parent company of Hunan Zhaoheng. As such, please explain to us in detail why you believe that the loan to Zhaoheng Industrial was within the scope of APB 21 prior to January 1, 2008. Further, to the extent the loan was within the scope of APB 21, explain why interest income should be retrospectively recognized upon the restructuring, specifically citing APB 21 or other applicable GAAP. In this regard, your response to the comment in our letter dated June 16, 2009 states that you did not exchange any other rights or privileges together with the cash exchange for the notes. In addition, the notes do not appear to have a stated due date. As such paragraph 7 and 11 of APB 21 do not appear to support the recognition of imputed interest.

Our Response: We respectfully submit that we have erroneously imputed interests on loans between Zhaoheng Industrial and Hunan Zhaoheng for periods prior to January 1, 2008.  To comply with APB 21, we propose to restate our financial statements for the years ended December 31, 2007 and 2008 to reverse the imputed interest on the loan between Zhaoheng Industrial and Hunan Zhaoheng prior to January 1, 2008. We have set out the impact of the correction of errors in our financial statements for the fiscal years ended December 31, 2007 and 2008 in Appendix 1 to this response letter for the Commission’s reference.

During the revision of our financial statements for fiscal year ended December 31, 2007 and 2008, we also realized that:

-
the exchange rate applied for the adjustments for the translation from Renminbi into U.S. dollars need to be changed to be in compliance with FAS52, and the translation also had impact on other comprehensive income;

-	certain selling, general and administrative expenses for fiscal year ended December 31, 2008 were not qualified for capitalization; and

-	we did not take into consideration deferred income tax liabilities in the amount of $536,835 and, as such, the cost of revenues and the income taxes will need to be adjusted by $3,343.

We intend to disclose more details of this amendment in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K/A to be filed with the Commission after we receive a confirmation that the Commission has no further comments.

We would like to seek the Commission’s comments on this proposed approach to correct our previous accounting error on capitalized interest costs. Should you have any question regarding our response, please do not hesitate to contact me at +86-755-8207-0966.

With best regards,

/s/ Guosheng Xu
Guosheng Xu
Chief Executive Officer

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Appendix 1

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED BALANCE SHEETS1

	December 31, 2007			Difference
	As filed on May 14, 2008	Amended on June 12, 2009	To be restated
ASSETS
Current Assets:
Cash	$994,693	$994,719	$994,719	-
Notes receivable	202,349	202,349	202,349	-
Accounts receivable, net of allowance for doubtful accounts $307,090	1,915,471	1,915,471	1,915,471	-
Dividend receivable	71,460	71,460	71,460	-
Other receivables	145,075	145,075	145,075	-
Prepaid expenses and other current assets	85,971	85,971	85,971	-
Total current assets	3,415,019	3,415,045	3,415,045	-

Long-term investment	535,951	535,951	535,951	-
Property, plant and equipment, net of accumulated depreciation of $34,380,646	30,634,626	30,634,626	30,634,626	-
Due from related parties	17,529,838	17,529,838	17,529,838	-
Other assets	175,886	175,886	175,886	-
Construction in progress	32,455,855	28,490,705	28,348,056	(142,649)
Property use rights, net	1,169,905	1,169,905	1,169,905	-
Goodwill	-	-	-	-
Total assets	$85,917,080	$81,951,956	$81,809,307	(142,649)

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$130,299	$140,763	$140,763	0
Other payables	1,739,867	1,739,867	1,739,867	-
Dividend payable	-	-	-	-
Salary payable	-	-	-	-
Taxes payable	157,525	157,525	157,525	-
Due to related party	-	-	-	-
Advances from customers	34,021	65,465	65,465	0
Loans payable-short term	-	-	-	-
Total current liabilities	2,061,712	2,103,620	2,103,620	0

Loans payable-long term	60,567,944	60,567,944	60,567,944	-

Minority interest	-	-	-	-

Stockholders' Equity:
Common stock	-	71,693	71,693	-
Additional paid-in capital	19,449,819	15,371,094	19,336,244	3,965,150
Statutory surplus reserve	666,952	666,952	666,952	-
Retained earnings	628,704	628,704	(3,247,312)	(3,876,016)
Accumulated other comprehensive income	2,541,949	2,541,949	2,310,166	(231,783)
Total shareholders' equity	23,287,424	19,280,392	19,137,743	(142,649)
Total liabilities and stockholders' equity	$85,917,080	$81,951,956	$81,809,307	(142,649)

1 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS2

	For the Year Ended
	December 31, 2007			Difference
	As filed on May 14, 2008	Amended on June 12, 2009	To be restated

Revenues	$9,283,035	9,283,035	$9,283,035	-
Cost of revenues	1,852,698	1,852,698	1,852,698	-
Gross profit	7,430,337	7,430,337	7,430,337	-

Operating expenses:
Selling, general and administrative expenses	1,269,881	1,269,881	1,269,881	-

Operating income	6,160,456	6,160,456	6,160,456	-

Other income (expenses):
Interest income	35,541	35,541	35,541	-
Interest expense	(986,187)	(986,187)	(2,263,779)	(1,277,592)
Nonoperating income	282,242	282,242	282,242	-
Nonoperating expense	(3,165)	(3,165)	(3,165)	-
Other income	13,267	13,267	13,267	-
Other expense	(75,040)	(75,040)	(75,040)	-
Investment income	66,842	66,842	66,842	-
Total other income (expenses)	(666,500)	(666,500)	(1,944,092)	(1,277,592)

Income before income taxes	5,493,956	5,493,956	4,216,364	(1,277,592)

Income taxes	412,959	412,959	412,959	-

Income before minority interest	5,080,997	5,080,997	3,803,405	(1,277,592)

Minority interest	(745,142)	(745,142)	(745,142)	-

Net income	4,335,855	4,335,855	3,058,263	(1,277,592)
Unrealized foreign currency translation gain	1,459,337	1,459,337	1,227,554	(231,783)
Comprehensive income				-
Net loss per common share – basic and diluted				-
Weighted average number of shares outstanding - basic and diluted				-

2 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS3

	For the Year Ended
	December 31, 2007			Difference
	As filed on May 14, 2008	Amended on June 12, 2009	To be restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,335,855	$4,335,855	$3,058,263	1,277,592
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	992,996	992,996	992,996	-
Minority interest	745,142	745,142	745,142	-
Income from sale of equity expenses	-	-	-	-
Changes in operating assets and liabilities:				-
Notes receivable	(102,400)	(102,400)	(102,400)	-
Accounts receivable	2,847,276	2,847,276	2,847,276	-
Dividend receivable	(68,617)	(68,617)	(68,617)	-
Other receivables	44,786	44,786	44,786	-
Prepaid expense	68,898	68,898	68,898	-
Other assets	728,738	728,738	728,738	-
Accounts payable and accrued expenses	(842,680)	(842,680)	(842,680)	-
Other payables	2,190,020	2,190,020	2,190,020	-
Advances from customers	32,667	32,667	32,667	-
Taxes payable	113,487	113,487	113,487	-
Net cash provided by operating activities	11,086,168	11,086,168	9,808,576	1,277,592

CASH FLOWS FROM INVESTING ACTIVITIES
Due from related parties	(10,614,989)	(10,614,989)	(10,614,989)	-
Due to related parties	-	-	-	-
Proceeds sales of long-term investment	-	-	-	-
Purchase of equity investment	-	-	-	-
Acquisition of minority assets	(6,095,140)	(6,095,140)	(6,095,140)	-
Purchase of property, plant and equipment	(227,443)	(227,443)	(227,443)	-
Investment in construction of hydropower station	(14,057,951)	(14,057,951)	(12,780,359)	(1,277,592)
Net cash used in investing activities	(30,995,523)	(30,995,523)	(29,717,931)	(1,277,592)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(5,479,750)	(5,479,750)	(5,479,750)	-
Repayment of current potion of long-term loans	(10,896,392)	(10,896,392)	(10,896,392)	-
Proceeds from long-term loans	32,295,332	32,295,332	32,295,332	-
Due to related parties	-	-	-	-
Net cash provided by financing activities	15,919,190	15,919,190	15,919,190	-

EFFECT OF EXCHANGE RATE CHANGES ON CASH	165,092	165,092	165,092	-
NET INCREASE (DECREASE) IN CASH	-3,825,073	-3,825,073	-3,825,073	-
				-
CASH, BEGINNING OF PERIOD	4,819,766	4,819,766	4,819,766	-
				-
CASH, ENDING OF PERIOD	$994,693	$994,693	$994,693	-

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Interest paid	$-		$-
Income tax paid	$-		$-

3 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY4

						Accumulated
	Common Stock		Additional	Statutory		Other
	Shares	Amount	Paid-in Capital	Surplus Reserve	Retained Earnings	Comprehensive Income	Total

Balance, January 1, 2007 (restated on June 12, 2009)		$71,693	$19,378,126	$666,952	$(2,107,463)	$1,082,612	$19,091,920

Recapitalization of reverse acquisition		-	-	-	-	-	-
Interest forgiveness to related party		-	-	-	-	-	-
Other changes		-	(41,882)	-	-	-	(41,882)
Dividends		-	-	-	(2,617,760)	-	(2,617,760)
Deemed dividends for minority interest purchase		-	-	-	(1,580,352)	-	(1,580,352)
Comprehensive income:
Net income		-	-	-	3,058,263	-	3,058,263
Unrealized foreign currency translation		-	-	-	-	1,227,554	1,227,554
Subtotal							45,823

Balance, December 31, 2007 (to be restated)		71,693	19,336,244	666,952	(3,247,312)	2,310,166	19,137,743

4 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED BALANCE SHEETS5

	December 31,2008		Difference
	As filed on April 15, 2009	To be restated
ASSETS
Current Assets:
Cash	$5,804,797	$5,804,797	-
Notes receivable	-	-	-
Accounts receivable, net of allowance for doubtful accounts $309,561	4,214,919	4,214,919	-
Dividend receivable	-	-	-
Other receivables	50,751	50,751	-
Prepaid expenses and other current assets	196,507	196,507	-
Total current assets	10,266,974	10,266,974	-

Long-term investment	571,912	571,912	-
Property, plant and equipment, net of accumulated depreciation of $41,291,733	75,152,685	75,689,520	536,835
Due from related parties	5,245,481	5,245,481	-
Other assets	325,678	325,678	-
Construction in progress	1,173,415	1,173,415	-
Property use rights, net	1,220,157	1,220,157	-
Goodwill	-	-	-
Total assets	$93,956,302	$94,493,137	536,835

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$72,483	$72,483	-
Other payables	2,427,345	2,427,345	-
Dividend payable	-	-	-
Salary payable	219,048	219,048	-
Taxes payable	841,318	841,318	-
Due to related party	259,503	259,503	-
Interest payable	143,598	143,598	-
Deferred income tax liabilities	-	536,835	536,835
Total current liabilities	3,963,295	4,500,130	536,835

Loans payable-long term	63,172,945	63,172,945	-

Minority interest	195,384	195,384	-

Stockholders' Equity:
Common stock	71,693	71,693	-
Additional paid-in capital	15,371,094	19,336,244	3,965,150
Statutory surplus reserve	666,952	666,952	-
Retained earnings	6,621,983	2,895,824	(3,726,159)
Accumulated other comprehensive income	3,892,956	3,653,965	(238,991)
Total shareholders' equity	26,624,678	26,624,678	-
Total liabilities and stockholders' equity	$93,956,302	$94,493,137	536,835

5 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS6

	For the Year Ended
	December 31,2008		Difference
	As filed on April 15, 2009	To be restated

Revenues	$13,485,497	$13,485,497	-
Cost of revenues	3,474,015	3,477,358	-3,343
Gross profit	10,011,482	10,008,139

Operating expenses:
Selling, general and administrative expenses	1,779,500	2,120,737	-341,237

Operating income	8,231,982	7,887,402

Other income (expenses):
Interest income	2,084,299	2,857,920	773,621
Interest expense	(4,093,301)	(4,375,828)	(282,527)
Nonoperating income	3,998	3,998	-
Nonoperating expense	(93,907)	(93,907)	-
Other income	57,088	57,088	-
Other expense	-	-	-
Investment income	218,189	218,189	-
Total other income (expenses)	(1,823,634)	(1,332,540)

Income before income taxes	6,408,348	6,554,862

Income taxes	418,255	414,912	3,343

Income before minority interest	5,990,093	6,139,950

Minority interest	(3,186)	(3,186)	-

Net income	5,993,279	6,143,136	149,857
Unrealized foreign currency translation gain	1,351,007	1,343,799	(7,208)
Comprehensive income	$7,344,286	$7,486,935	142,649
Net loss per common share - basic and diluted	$-	$-
Weighted average number of shares outstanding - basic and diluted	-	-

6 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS7

	For the Year Ended
	December 31, 2008		Difference
	As filed on April 15, 2009	To be restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,993,279	$6,143,136	(149,857)
Adjustments to reconcile net income to net cash
provided by operating activities:	-	-	-
Depreciation and amortization expenses	2,032,203	2,035,546	(3,343)
Minority interest	(3,186)	(3,186)	-
Loss on disposition of fix assets	62,580	62,580	-
Gain from sale of Hunan Jiuli subsidiary	(100,502)	(100,502)	-
Changes in operating assets and liabilities:
Notes receivable	-	-	-
Accounts receivable	(1,678,592)	(1,678,592)	-
Dividend receivable	71,460	71,460	-
Other receivables	86,839	86,839	-
Prepaid expense	(115,847)	(115,847)	-
Other assets	(123,042)	(123,042)	-
Long-term deferred expenses	(18,191)	(18,191)	-
Accounts payable and accrued expenses	(392,187)	(392,187)	-
Other payables	(2,968,726)	(2,968,726)	-
Salary payable	167,643	167,643	-
Taxes payable	669,846	669,846	-
Interest payable	143,598	143,598	-
Deferred income tax liabilities	-	(3,343)	3,343
Net cash provided by operating activities	3,827,175	3,977,032	(149,857)

CASH FLOWS FROM INVESTING ACTIVITIES
Due from related parties	(9,927,535)	(9,927,535)	-
Due to related parties	14,368,521	14,368,521	-
Acquisition of minority interests	-	-
Acquisition of Hubei subsidiary	(2,675,025)	(2,675,025)	-
Acquisition of Guizhou subsidiary	(2,693,961)	(2,693,961)	-
Cash of subsidiaries on date of acquisition	4,346,502	4,346,502	-
Proceeds from sale of Juili subsidiary	1,782,584	1,782,584	-
Purchase of intangible assets	(19,612)	(19,612)	-
Purchase of property, plant and equipment	(113,169)	(113,169)	-
Construction in progress	(6,749,179)	(6,899,036)	149,857
Net cash used in investing activities	(1,680,874)	(1,830,731)	149,857

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	-	-	-
Repayment of current potion of long-term loans	(1,436,317)	(1,436,317)	-
Proceeds from long-term loans	-	-	-
Due to related parties	-	-	-
Net cash provided by financing activities	(1,436,317)	(1,436,317)	-

EFFECT OF EXCHANGE RATE CHANGES ON CASH	4,100,094	4,100,094
NET INCREASE (DECREASE) IN CASH	4,810,078	4,810,078

CASH, BEGINNING OF PERIOD	994,719	994,719

CASH, ENDING OF PERIOD	$5,804,797	$5,804,797

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Interest paid	$-	$-
Income tax paid	$-	$-

7 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.

兆恒水电股份有限公司
Zhaoheng Hydropower Limited

地址：深圳市深南东路5015号金丰城大厦A座19楼	ZHAOHENGHYDROPOWER.COM

Address: F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

ZHAOHENG HYDROPOWER COMPANY AND SUBSIDIARIES
PROPOSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY8

						Accumulated
	Common Stock		Additional	Statutory		Other
	Shares	Amount	Paid-in Capital	Surplus Reserve	Retained Earnings	Comprehensive Income	Total

Balance, January 1, 2008 (to be restated)		$71,693	$19,336,244	$666,952	$(3,247,312)	$2,310,166	$19,137,743
Recapitalization of reverse acquisition		-	-	-	-	-	-
Interest forgiveness to related party		-	-	-	-	-	-
Dividends		-	-	-	-	-	-
Deemed dividends for minority interest purchase		-	-	-	-	-	-
Comprehensive income:
Net income		-	-	-	6,143,136	-	6,143,136
Unrealized foreign currency translation		-	-	-	-	1,343,799	1,343,799
Subtotal							7,486,935

Balance, December 31, 2008 (to be restated)		71,693	19,336,244	666,952	2,895,824	3,653,965	26,624,678

8 The proposed figures in this table are unaudited and are set out for the Commission’s reference only.